================================================================================

                                                                    Exhibit 11.1

                          LaSalle Re Holdings Limited

            Statement of Computation of Net Income per Common Share

               (Expressed in thousands of United States Dollars
              except for number of shares and earnings per share)
                                   Unaudited

                                                        Quarter ended           Nine months
                                                        June 30, 1997        ended June 30,1997
                                                       --------------        ------------------

                                                                   Fully                    Fully
                                                  Primary         Diluted     Primary      Diluted
                                                  -------         -------     -------      -------

Net income before minority interest:(1)            37,685          37,685      98,430       98,430
Preferred dividend                                 (1,641)         (1,641)     (1,741)      (1,741)
                                               ----------      ----------  ----------    ---------
Net income available to common
  shareholders                                     36,044          36,044      96,689       96,689
                                               ==========      ==========  ==========    =========
Number of shares:

Weighted average shares
outstanding                                    15,635,182      15,635,182  15,734,587   15,734,587
Exchangeable non-voting shares     (1)          4,888,018       4,888,018   6,263,523    6,263,523
Incremental shares of outstanding
stock options                      (2)          1,579,785       1,592,412   1,511,357    1,616,370
Incremental shares of outstanding
stock appreciation rights          (3)             66,544          69,069      60,262       69,069
                                               ----------      ----------  ----------   ----------
                                               22,169,529      22,184,681  23,569,729   23,683,549
                                               ==========      ==========  ==========   ==========
Earnings per share:                                  1.63            1.62        4.10         4.08

(1) The holders of exchangeable non-voting shares in LaSalle Re Limited, which represents the minority interest, generally can exchange these shares at any time, on a one for one basis, for common shares in LaSalle Re Holdings Limited. For purposes of the computation of net income per common share, the weighted average shares outstanding have been treated as common share equivalents.

(2) As of June 30, 1997, the Company had 2,686,887 options outstanding. The dilution would be the equivalent of approximately 1,579,785 shares for the quarter and 1,511,357 for the nine months ended June 30, 1997, using the treasury stock method, based on average market price.

(3) As of March 31, 1997, the Company had granted 340,872 stock appreciation rights. The dilution would be the equivalent of approximately 66,544 shares for the quarter ended June 30, 1997 and 60,262 for the nine months ended June 30, 1997, using the treasury stock method, based on average market price.


===============================================================================